FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 2nd July, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece disavows article published in HRIMATISTIRIO

National Bank of Greece announces that the article published in today’s edition of the newspaper HRIMATISTIRIO is untrue both as regards the level of profitability of the NBG Group in the first half of 2003 and the source of this information.

NBG never announces in advance of formal disclosure dates its profits, and fully complies with the procedures required both by the Greek and international capital markets where its shares are traded.

The NBG Group will announce, within the formal disclosure deadlines, the results for the first half of 2003 in full detail and with transparency, as always.

Such publications are dangerous and can create confusion among the investing public.

Athens, 2 July 2003